

TECHNOLOGY IS COMPLETELY DISRUPTING
THE GREATER REAL ESTATE INDUSTRY

NEXT DOOR
PHOTOS

CREATING A MUCH MORE EFFICIENT HOME BUYING & SELLING PROCESS



PRE-APPROVALS

In 5 minutes or less
with Rocket Mortgage



INSTANT OFFERS

With a click of a button
from Opendoor



CUSTOM SEARCHES

To quickly find your next
home on Zillow



NEXT DOOR
P H O T O S

BUT REALTORS ARE WASTING TIME AND MONEY WAITING FOR PHOTOS TO PUBLISH LISTINGS



TIME IS MONEY

Despite this shift, realtors and iBuyers are waiting an average of 5-7 days to book a shoot and receive completed media


NEXT DOOR
PHOTOS

PUBLISH LISTINGS FASTER WITH NEXT DOOR PHOTOS



1 MINUTE

Live online ordering



1 APPOINTMENT

For all listing media



1 DAY

To capture a listing and 1 day delivery



NEXT DOOR PHOTOS

LOCAL OWNER/OPERATORS POWERED BY AN ENTERPRISE PLATFORM



PARTNERSHIP

Empower entrepreneurs
with business ownership



PLATFORM

Seamless client interface
and automated workflow
providing 12-hour
turnaround on media



EDITING NETWORK

3 global editing partners
for risk reduction
& capacity



NEXT DOOR
P H O T O S


LOCAL
JENNIE photography
LOCAL COMPETITORS
ANGELA LANCE photography
80%
Revenue from local clients
NO PLATFORM
ENTERPRISE PLATFORM
NEXT DOOR PHOTOS
VHT STUDIOS
20%
Revenue from national/regional clients
NATIONAL COMPETITORS
planomatic
NATIONAL

SIGNIFICANT OPPORTUNITY & GROWING MARKET ADOPTION



$2B+ ANNUALLY

Each year over 5M homes get listed with $400 worth of listing services. Commercial & rental markets also increase opportunity



ADOPTION

Professional RE Photography market adoption rate grew from 12% in 2013 to 35% in 2019



CONSUMER DEMAND

Once a luxury, professional RE Photography now demanded by buyers and seller alike



NEXT DOOR
P H O T O S

PROOF OF CONCEPT DATA FROM 2019



SCALABLE PLATFORM

NDP photographed 27,000+ listings with an average of

72,000 PHOTOS EDITED PER MO.



LOCAL OWNERSHIP

NDP Grand Rapids (launched Q2, 2016) had total revenue of

$833,000



SALES GROWTH

NDP grew it's customer base (including Opendoor and Zillow) to

5,000+ REPEAT CLIENTS



NEXT DOOR PHOTOS

TRACTION SINCE LAUNCHING IN Q4 OF 2015

NDP LOCATIONS

42

[175+ PHOTOGRAPHERS]

TOTAL REVENUE

$8.65M

[$4.75M IN '19]

EDITING TEAMMATES

300+

[IN 3 COUNTRIES]



NEXT DOOR
P H O T O S

NDP LEADERSHIP TEAM



> 20+ years in leadership roles
  in manufacturing organizations
> Specializes in systems, workflow
  development and scaling businesses
> Mechanical Engineering Degree

Paul Vander Kuyl
Co-Founder | CEO



> 8+ years leading Real Estate
  Photography companies
> Specializes in sales, marketing,
  and creating healthy culture
> Communications Degree

Taylor Blom
Co-Founder | CRO



Chad Kinkle
Regional Director



Rob Flint
Regional Director



Jenn Granahan
Director of People



Aaron Mason
Director of Expansion



Sam Shooster
Regional Director



Russ Fyfe
Director of IT/IS



Maria Herrera
Director of Operations



Caleb Groeneweg
Director of Product

IN SOLVING THE REALTOR'S PROBLEM WE FOUND A PROBLEM WITHIN THE PROBLEM



BROKEN SUPPLY CHAIN

NDP's fast turnaround time is made possible through a global supply chain but the one we uncovered was filled with corruption, destruction, and exploitation



NEXT DOOR
P H O T O S

SO WE CREATED A REDEMPTIVE SUPPLY CHAIN WITH VERIFIED IMPACT



SUPPLY CHAIN

NDP helped launch NDP Edits & EduPlus--two of our three supply chain partners who are making an impact around the world through creating sustainable jobs



RESTORATION

Each shoot provides up to 4 hours of editing for those rescued from human trafficking, at severe risk of exploitation, or members of underserved populations



CERTIFIED B-CORP

NDP was awarded B Corp Certification in 2017 to validate our commitment to social and environmental sustainability



NEXT DOOR PHOTOS

WITH YOUR HELP
WE'RE JUST GETTING STARTED



USE OF FUNDS

$500k projected raise:
- 5% Product Development
- 10% Marketing Expenses
- 10% Working Capital
- 20% Team Growth
- 50% Recapitalization



GROWTH

**NDP plans to have 250 locations by 2025--powered by 5000+ editors & 4000+ media pros with plans to expand internationally and into complimentary verticals in real estate



PROJECTIONS

**2020 - $9.7M (80 locations)
**2021 - $22.4M (120 locations)
**2022 - $41.7M (160 locations)
**2023 - $67.1M (200 locations)



NEXT DOOR
P H O T O S

__These figures are forward-looking and cannot be guaranteed__